SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                            The Seagram Company Ltd.
                                (Name of Issuer)


                   Common Shares, without nominal or par value
                         (Title of Class of Securities)


                                   811850 10 6
                                 (CUSIP Number)


                               Donald C. Walkovik
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



--------------------------------------------------------------------------------
CUSIP NO. 811850 10 6
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [  ]
                                                                     (b)  [X ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                          [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF           47,831,952
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            -0-
    EACH          --------------------------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON             47,831,952
    WITH          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     47,831,952
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Shares, without nominal or par value (the "Securities"), of The Seagram Company Ltd. (the "Issuer"), a corporation organized under the laws of Canada, with its principal executive offices located at 1430 Peel Street, Montreal, Quebec, Canada, H3A 1S9.


Item 2.  Identity and Background.

         (a)-(c); (f). This Statement is being filed by Koninklijke Philips Electronics N.V., a corporation organized under the laws of The Netherlands ("Philips"), which acts as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. The principal office and business address of Philips is Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands. Philips is sometimes referred to herein as the "Reporting Person."

         Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Person, no such person is the beneficial owner of any Securities of the Issuer.

         (d)-(e). During the last five years, neither Philips, nor, to the best knowledge of the Reporting Person, any of the directors or executive officers of Philips has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 10, 1998, Philips acquired beneficial ownership of 47,831,952 Common Shares of the Issuer and cash consideration of approximately NLG 11.5 billion (the "Cash Consideration") pursuant to the closing (the "Closing") of the Offer Agreement, dated as of June 21, 1998 (the "Offer Agreement"), among the Issuer, Philips and PolyGram N.V., a corporation organized under the laws of The Netherlands ("PolyGram"). In consideration for the Cash Consideration and the 47,831,952 Common Shares of the Issuer issued to Philips, the Reporting Person transferred to the Issuer its entire 75% equity interest in PolyGram, constituting 135,000,000 of the 180,000,000 issued shares of PolyGram, par value NLG 0.50 per share.

         This Item 3 is qualified in its entirety by reference to the Offer Agreement which is incorporated by reference as Exhibit 1 hereto and is also incorporated herein by reference.

Item 4.  Purpose of the Transaction.

         The Reporting Person has acquired the Securities for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. As of the date of this Statement on
Schedule 13D, the Reporting Person does not have any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Person from time to time intends to review its investment in, and intentions with respect to, the Issuer on the basis of various factors, and based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time as it deems appropriate and in accordance with the terms of the Stockholders Agreement, dated as of June 21, 1998, between Philips and the Issuer (the "Stockholders Agreement"), more fully described in Item 6 herein. To the knowledge of the Reporting Person, each of the persons listed on Schedule I hereto may make the same evaluation and may have the same reservations.

         This Item 4 is qualified in its entirety by reference to the Stockholders Agreement which is incorporated by reference as Exhibit 2 hereto and is also incorporated herein by reference.

Item 5.  Interest in Securities of Issuer.

         (a). As described in Item 3 herein, Philips was issued 47,831,952 Common Shares of the Issuer at the Closing, representing approximately 12.1% of the Issuer's outstanding Common Shares.

         To the best knowledge of the Reporting Person, none of the persons listed on Schedule I hereto own any Common Shares of the Issuer.

         (b). By virtue of the fact that Philips and the Issuer have entered into the Stockholders Agreement as described in Item 6 herein, Philips and the Issuer could be construed as sharing voting and/or dispositive power over the 47,831,952 Common Shares of the Issuer beneficially owned by Philips; however, Philips hereby disclaims the existence of any such shared voting or dispositive power. To the best knowledge of Philips, all or substantially all of the information with respect to the Issuer and its directors, executive officers and controlling persons that would be required disclosure pursuant to Items 2 and 5(b) of this Statement on Schedule 13D if the Issuer were deemed to share voting and/or dispositive power over the 47,831,952 Common Shares of the Issuer beneficially owned by Philips has been made publicly available in filings or submissions by or with respect to the Issuer pursuant to the United States Securities Act of 1933, as amended (the "Securities Act") and the United States Exchange Act of 1934, as amended.

         (c)-(d). Except as described herein, no transaction in the Securities of the Issuer has been effected during the sixty-day period ending on the date of this Statement on Schedule 13D by Philips, or, to the best knowledge of the Reporting Person, by any person named on Schedule I hereto, and to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares of the Issuer deemed beneficially owned by the Reporting Person.

         This Item 5 is qualified in its entirety by reference to the Stockholders Agreement which is incorporated by reference as Exhibit 2 hereto and is also incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

         Philips has certain rights and obligations under the Stockholders Agreement with respect to the voting, disposition and transfer of the Securities, and has granted an irrevocable proxy to the Issuer, which rights and obligations are more fully described below.

         1(a). Pursuant to the Stockholders Agreement, Philips has agreed, among other things, to vote (and to cause each of its affiliates that beneficially own Voting Shares to vote) any Voting Shares beneficially owned by it to cause each of the nominees designated by the Seagram Board of Directors (the "Board") to be elected to the Board; provided, however, that the foregoing will not be applicable if the Issuer has not complied with its obligations described in Paragraph 3(e)(iv) and the first sentence of Paragraph 3(e)(i) of this Item 6 herein. Under the Stockholders Agreement, "Voting Shares" means any securities of the Issuer the holders of which are generally entitled to vote for members of the Board and any securities issued in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

         1(b). Under the Stockholders Agreement, in connection with any vote of the shareholders of the Issuer relating to any matter other than election of directors, unless the Issuer otherwise consents in writing, Philips has agreed to vote (and to cause each of its affiliates that beneficially own Voting Shares to vote) any Voting Shares beneficially owned by it, at Philips' option, either proportionately on the same basis as the other holders of Voting Shares so vote or as recommended by the Board; provided, that Philips will be entitled to vote its shares in its discretion (and not in such proportion or as so recommended) with respect to any transaction submitted to holders of Voting Shares pursuant to which Voting Shares beneficially owned by Philips or any of its direct or indirect wholly-owned subsidiaries (each a "Permitted Transferee") will not be entitled to receive (or will not be permitted to elect to receive on an equitable basis with the

Voting Shares held by all other shareholders), in such transaction, the same consideration as Voting Shares held by all other shareholders of the Issuer.

         1(c). Under the Stockholders Agreement, Philips has also, among other things, granted an irrevocable proxy to the Issuer coupled with an interest to secure Philips' obligations to vote and act by written consent in accordance with the terms of the Stockholders Agreement.

         2(a). Pursuant to the Stockholders Agreement, Philips has agreed, among other things, that it will not, and will cause each of its subsidiaries not to, directly or indirectly, acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any Voting Shares except pursuant to the offer of the Issuer by which Philips acquired the securities to which this Statement on
Schedule 13D relates, or by way of stock dividends, stock reclassifications or other distributions or offerings made available to holders of Voting Shares generally.

         2(b). Under the Stockholders Agreement, the restrictions described in the preceding paragraph will terminate in the event (i) the Board approves a tender offer for 50% or more of the outstanding Voting Shares (provided that if such offer is withdrawn or expires without being consummated, such restrictions will be reinstated) or (ii) it is publicly disclosed that Voting Shares representing 33 1/3% of the voting power have been acquired by any person or group (other than Philips or an affiliate thereof or any group in which Philips or any affiliate is a member) which does not own more than 20% of the Voting Shares immediately following the Closing.

         3(a). Pursuant to the Stockholders Agreement, Philips has agreed, among other things, that, without the consent of the Issuer, during the period commencing on the Closing and ending on the second anniversary thereof, Philips will not, and will cause its Permitted Transferees not to, transfer any Voting Shares beneficially owned by Philips or any of its Permitted Transferees except
(i) to any Permitted Transferee, (ii) as described in Paragraph 3(d) of this
Item 6 herein (so long as such transfer is effected in a manner which would be permitted by the provision described in Paragraph 3(b) of this Item 6 herein if such transfer were to occur after the second anniversary of the Closing), or
(iii) pursuant to a bona fide third party tender offer or exchange offer which was not induced directly or indirectly by Philips or any of its affiliates and (a) which is approved by the Board or (b) in which Philips would be disadvantaged, in any material respect, if Philips failed to tender because the offer is a partial tender offer for less than all of the outstanding common shares without nominal or par value of the Issuer and any securities issued in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization ("the Seagram Common Shares") or a tender offer for all Seagram Common Shares with no undertaking by the offeror or its affiliates for a second step or similar "back-end" transaction providing for the same consideration as in the offer; provided, that all conditions to such tender offer (other than the minimum condition) are reasonably likely to be satisfied at the scheduled expiration date and the minimum condition is reasonably likely to be satisfied at the scheduled expiration date for such offer even if Philips does not tender (any such offer, a "Permitted Tender Offer").

         3(b). Pursuant to the Stockholders Agreement, Philips has also agreed, among other things, that, without the consent of the Issuer, following the second anniversary of the Closing, Philips will not, and will cause its affiliates not to, transfer any Voting Shares except (i) to any Permitted Transferee, (ii) pursuant to a Permitted Tender Offer, (iii) pursuant to an Underwritten Offering, (iv) pursuant to a Private Placement or (v) pursuant to a Market Sale. Under the Stockholders Agreement, (a) "Underwritten Offering" means the sale of Seagram Common Shares for cash in an underwritten public offering or block trade in an offering effected pursuant to Regulation S under the Securities Act, which, in any case, is designed to effect a broad distribution of such Seagram Common Shares in which no purchaser is intended to acquire 4% or more of the Seagram Common Shares and also includes a sale of debt securities of Philips or any Permitted Transferee for cash, which debt securities are exchangeable for Seagram Common Shares, at the option of the holder or the issuer of such debt securities or as required by the terms of such debt securities, and which sale is effected pursuant to an offering under Rule 144A and Regulation S of the Securities Act which is designed to effect a broad distribution of such debt securities in which no purchaser is intended to acquire Voting Share equivalents equal to or greater than 4% of the Seagram Common Shares, (b) "Private Placement" means one or a series of related privately-negotiated transfers pursuant to which an insurance company, foundation or charitable organization, pension fund or other employee benefit plan, broker dealer, investment company, private investment fund (provided that such private investment fund is not, and will not in connection with such Private Placement be, required to file a Schedule 13D regarding Voting Shares), investment adviser, bank, savings bank, savings association or other financial institution will acquire up to 4% of the then outstanding Voting Shares or Voting Share equivalents; and (c) "Market Sale" means a sale or other transfer which is effected in accordance with the provisions of Rule 144 under the Securities Act.

         3(c). Under the Stockholders Agreement, any transfer of Voting Shares by Philips or its Permitted Transferees pursuant to a Permitted Tender Offer, an Underwritten Offering, a Private Placement, a Market Sale or otherwise consented to by the Issuer will be subject to the right of first offer provisions of the Stockholders Agreement in favor of the Issuer, except that, subject to compliance with certain provisions of the Stockholders Agreement relating to Permitted Transferees, such right of first offer provisions will not apply to any transfer between Philips and any of its Permitted Transferees or between Permitted Transferees. Any Permitted Transferee will be subject to the terms and conditions of the Stockholders Agreement as if such Permitted Transferee were Philips.

         3(d). Pursuant to the Stockholders Agreement, if due to repurchases of Seagram Common Shares by the Issuer at any time following the Closing, the Applicable Percentage exceeds 17 1/2%, then the Issuer may, at its option, cause Philips or any Permitted Transferees to transfer Voting Shares (subject to certain other provisions of the Stockholders Agreement described in Paragraph 4 of this Item 6 herein) during the 180 day period commencing following notice by the Issuer of its exercise of such option; provided that such 180 day period will be extended to the extent Philips has made a registration or prospectus request pursuant to the Stockholders Agreement for the period following receipt of notice of the Issuer's election of its rights to require any such transfer until such registration statement has been declared effective and a final prospectus, if applicable, has been receipted, but only if such request has been made by Philips within 30 days following receipt of such notice. Under the Stockholders Agreement, "Applicable Percentage" means, at any time, the ratio, expressed as a percentage, of (i) the number of Voting Shares beneficially owned by Philips and any

Permitted Transferee to (ii) the total then-outstanding Voting Shares. With respect to any such transfer described in this Paragraph 3(d), Philips will select the method or methods of transfer, which methods will consist of one or more of the following: a Private Placement, an Underwritten Offering or a Market Sale.

         3(e)(i). Pursuant to the Stockholders Agreement, effective as of the Closing, the Issuer has agreed to appoint the Chief Executive Officer of Philips (the "Designee") to the Board. Accordingly, Philips' Chief Executive Officer, Cornelis Boonstra, was appointed to the Board effective as of the Closing.

         3(e)(ii). Under the Stockholders Agreement, Philips is entitled to designate its then Chief Executive Officer as its Designee for nomination for election to the Board for so long as the Applicable Percentage is at least 5%.

         3(e)(iii). The Stockholders Agreement also provides that at any time that Philips is entitled to designate a director thereunder, Philips will be entitled to appoint one ex officio member of the Board, who will be entitled to notice of and to attend meetings of the Board and to receive all information circulated or made available to the Board. Such ex officio member of the Board will not be deemed to be a member of the Board for purposes of determining a quorum or for any other purpose, and will not have the right to vote on any matter voted on by the Board. Jan H.M. Hommen, Executive Vice-President, Chief Financial Officer and member of the Board of Management of Philips, has been designated as such ex officio member of the Board.

         3(e)(iv). Under the Stockholders Agreement, the Issuer has agreed to use its best efforts to cause the election of the Designee to the Board, including nominating such individual to be elected to the Board.

         3(e)(v). For so long as Philips has an ex officio designee to the Board pursuant to the Stockholders Agreement, such individual will be entitled to notice of and to attend meetings of the Audit Committee of the Board (the "Audit Committee") and to receive all information circulated or made available to the members of the Audit Committee. Such individual will not be deemed to be a member of the Audit Committee for purposes of determining a quorum or for any other purpose, and will not have the right to vote on any matter voted on by such committee.

         3(f). The Stockholders Agreement provides that in the event that, on or at any time following the Closing, the Issuer effects any spin-off of one or more of its subsidiaries (the "Spinoff Company") to holders of Voting Shares, prior to any such spin-off, Philips will, and the Issuer will cause such Spinoff Company to, enter into an agreement substantially identical to the Stockholders Agreement. In the event that the spirits and wine business of the Issuer becomes a separate publicly traded company, such agreement will not subject Philips to the transfer restrictions of the Stockholders Agreement (see Paragraphs 3(a) and 3(b) of this Item 6) with respect to such Spinoff Company (except for the provisions that restrict transfers pursuant to a tender offer or exchange offer only to Permitted Tender Offers, and the related right of first offer provisions).

         3(g). The Stockholders Agreement grants Philips customary rights with respect to the registration under the United States federal and Canadian securities laws of offerings of Seagram Common Shares issued pursuant to the Offer Agreement and held by Philips or any Permitted Transferee.

         3(h). The rights and obligations of Philips and its Permitted Transferees under the Stockholders Agreement, including such rights and obligations described in this Statement on Schedule 13D, will terminate upon the Applicable Percentage equalling less than 5%; provided, that certain provisions, including those described in Paragraphs 1(a) through (c), 2(a) and (b), 3(a) through (d), 3(f) and 4 of this Item 6 herein will automatically become effective and reinstated if, within 12 months following the date that the Applicable Percentage is less than 5%, the Applicable Percentage equals or exceeds 5% as a result of the acquisition of Voting Shares by Philips or any subsidiary.

         In addition, the rights and obligations of Philips and its Permitted Transferees under certain provisions of the Stockholders Agreement, including those described above in Paragraphs 1(b) and 3(a) through (d) of this Item 6 herein shall terminate immediately at the time (i) any person or group (excluding any person or group that beneficially owns more than 20% of the Voting Shares as of the date of the Stockholders Agreement) becomes the beneficial owner of more than 25% of the Voting Shares (excluding any Voting Shares acquired from Philips or a Permitted Transferee) if such person or group beneficially owns more Voting Shares than any other person or group or


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


(ii)(a) no person or group beneficially owns more than 20% of the Voting Shares and (b) none of Edgar M. Bronfman, Charles R. Bronfman or Edgar Bronfman, Jr. serves as Chairman of the Board, Co-Chairman of the Board or Chief Executive Officer of the Issuer.

         4. In addition, under the Stockholders Agreement, Philips has agreed that, except as expressly set forth in the provisions of the Stockholders Agreement described in Paragraphs 1(a) through (c) and 3(e)(i) through 3(e)(v) of this Item 6 herein, Philips will not, and will cause its subsidiaries not to, directly or indirectly, alone or in concert with others, unless specifically requested in writing by the Chief Executive Officer of the Issuer or by a resolution of a majority of the directors of the Issuer, take any of the actions set forth below in Paragraphs (i) through (x) of this Paragraph 4 (or take any action that would require the Issuer to make an announcement regarding any of the following); provided, however, that Philips will not be required to take any such action as a result of the request of the Issuer:

                  (i) effect, seek, offer, engage in, propose (whether publicly or otherwise) or cause or participate in, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in:

                           (a) any acquisition of beneficial ownership of Voting
                  Shares which would result in a breach of the provisions described in Paragraphs 2(a) and (b) of this Item 6 herein;

                           (b) any tender or exchange offer, merger,
                  consolidation, share exchange, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Issuer or any material portion of its business or any purchase of all or any substantial part of the assets of the Issuer or any material portion of its business; or

                           (c) any "solicitation" of "proxies" (as such terms
                  are used in the proxy rules of the United States Securities and Exchange Commission ("SEC") but without regard to the exclusion set forth in Rule 14a-1(1)(2)(iv) from the definition of "solicitation") with respect to the Issuer or any of its affiliates or any action resulting in

                  Philips, any of its subsidiaries, or such other person becoming a "participant" in any "election contest" (as such terms are used in the proxy rules of the SEC) with respect to the Issuer or any of its subsidiaries;

                  (ii) propose any matter for submission to a vote of shareholders of the Issuer or any of its affiliates;

                  (iii) seek election to, seek to place a representative (other than the Designee) on, or seek the removal of, any director of the Board, subject to certain exceptions;

                  (iv) except as contemplated by the Stockholders Agreement, grant any proxy with respect to any Voting Shares;

                  (v) except as contemplated by the Stockholders Agreement, execute any written consent with respect to any Voting Shares;

                  (vi) form, join or participate in a group with respect to any Voting Shares or deposit any Voting Shares in a voting trust or subject any Voting Shares to any arrangement or agreement with respect to the voting of such Voting Shares or other agreement having similar effect;

                  (vii) take any other action to seek to affect the control of the management or the Board or any of its affiliates, including publicly suggesting or announcing its willingness to engage in or have another person engage in a transaction that could reasonably be expected to result in a business combination or to increase the ownership percentage of Philips; provided, that nothing in the provisions described in this Paragraph (vii) will restrict the manner in which the Designee may (a) vote on any matter submitted to the Board or (b) participate in deliberations or discussions of the Board (so long as such actions do not otherwise violate any provision described in Paragraphs 2(a), 2(b) and 4 of this Item 6 herein) in his or her capacity as a director so long as such action is required by the Designee's fiduciary duty to the Issuer or its shareholders or by securities or similar laws, in each case as advised by outside counsel to the Designee (to the extent practicable under the then-existing circumstances);

                  (viii) enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing;

                  (ix) disclose to any person (other than an affiliate), or otherwise induce, encourage, discuss or facilitate, any intention, plan or arrangement inconsistent with the foregoing or with the restrictions on transfer set forth in the Stockholders Agreement or form any such intention which would result in the Issuer or any of its affiliates or Philips or any of its affiliates being required to make any such disclosure in any filing with a governmental authority or being required to make a public announcement with respect thereto; or

                  (x) request the Issuer or any of its affiliates, directors, officers, employees, representatives, advisors or agents, directly or indirectly, to amend or waive the Stockholders Agreement or the articles of amalgamation or bylaws (or similar constituent documents) of the Issuer or any of its affiliates;

provided, however, that notwithstanding the foregoing restrictions, Philips will be entitled to make any disclosure required by securities or similar disclosure laws, as advised in writing by outside counsel reasonably satisfactory to the Issuer.

         This Item 6 is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated by reference as Exhibit 2 hereto and is also incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit                    Description

           1 Offer Agreement, dated as of June 21, 1998, among the Issuer, Philips and PolyGram (incorporated herein by reference to Exhibit
                                    2.1 of the Current Report on Form 8-K/A of the Issuer dated July 2, 1998).

           2 Stockholders Agreement, dated as of June 21, 1998, between Philips and the Issuer (incorporated herein by reference to Exhibit
                                    10.1 of the Current Report on Form 8-K of the Issuer dated June 22, 1998).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 18, 1998

                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                            By:/s/ Arie Westerlaken
                                               --------------------------------
                                            Name:  Arie Westerlaken
                                            Title: General Secretary

                           SCHEDULE I TO SCHEDULE 13D


A.       MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS
         ELECTRONICS N.V.

         Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board of Philips, and thus no employer, employer's address or principal place of business of employer is listed.


NAME:                               F.A. MALJERS
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Retired
Citizenship:                        The Netherlands

NAME:                               A. LEYSEN
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Retired
Citizenship:                        Belgium

NAME:                               W. HILGER
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Retired
Citizenship:                        Germany

NAME:                               L.C. VAN WACHEM
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Retired
Citizenship:                        The Netherlands

NAME:                               C.J. OORT
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Retired
Citizenship:                        The Netherlands

NAME:                               L. SCHWEITZER
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Chairman and Chief Executive Officer
                                    of La regie nationale des usines
                                    Renault
Employer:                           La regie nationale des usines
                                    Renault
Employer's Address:                 34 Quai du Point du Jour
                                    BP 103 92109
                                    Boulogne Bilancourt
                                    Cedex, France
Principal Business of
Employer:                           Design, manufacture and sale of
                                    automobiles and related businesses
Citizenship:                        Swiss

NAME:                               SIR RICHARD GREENBURY
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Chairman and Chief Executive of
                                    Marks & Spencer plc.
Employer:                           Marks & Spencer plc.
Employer's Address:                 Michael House
                                    47 Baker Street
                                    London W1A 1DN
                                    United Kingdom
Principal Business of
Employer:                           Retails consumer goods and food and
                                    engages in financial, unit trust,
                                    treasury and insurance activities
Citizenship:                        United Kingdom

NAME:                               IR. W. DE KLEUVER
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Retired
Citizenship:                        The Netherlands


B.       BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF
         KONINKLIJKE PHILIPS ELECTRONICS N.V.

         Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Philips at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                               C. BOONSTRA
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Chief Executive Officer, President,
                                    Chairman of the Board of Management
                                    and the Group Management
                                    Committee
Citizenship:                        The Netherlands

NAME:                               D.G. EUSTACE
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice President, Vice
                                    Chairman of the Board of Management
                                    and the Group Management Committee
Citizenship:                        United Kingdom and Canada

NAME:                               J.H.M. HOMMEN
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice-President, Chief
                                    Financial Officer and member of the
                                    Board of Management and the Group
                                    Management Committee

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


Citizenship:                        The Netherlands

NAME:                               R. PIEPER
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice-President, Member of
                                    the Board of Management and the
                                    Group Management Committee
Citizenship:                        The Netherlands

NAME:                               J.W. WHYBROW
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice-President, Member of
                                    the Board of Management and the
                                    Group Management Committee and
                                    Chairman of the Lighting Division
Citizenship:                        United Kingdom


NAME:                               Y.C. LO
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice-President, Member of
                                    the Board of Management and the
                                    Group Management Committee and
                                    Chairman of the Components Division
Citizenship:                        Republic of China

NAME:                               A.P.M. VAN DER POEL
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice-President, Member of
                                    the Board of Management and the
                                    Group Management Committee and
                                    Chairman of the Semiconductors
                                    Division
Citizenship:                        The Netherlands


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


NAME:                               A. BAAN
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Executive Vice-President, Member of
                                    the Board of Management and the
                                    Group Management Committee and
                                    Chairman of the Consumer Electronics
                                    Division
Citizenship:                        The Netherlands

NAME:                               A.H.A. VEENHOF
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee and Chairman of the
                                    Domestic Appliances and Personal
                                    Care Division
Citizenship:                        The Netherlands

NAME:                               J.M. BARRELLA
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee and Chairman of the
                                    Medical Systems Division
Citizenship:                        The Netherlands

NAME:                               K. BULTHUIS
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee and Senior Managing
                                    Director of Corporate Research
Citizenship:                        The Netherlands

NAME:                               A. WESTERLAKEN
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee; General Secretary; Chief
                                    Legal Officer; Secretary to the
                                    Board of Management
Citizenship:                        The Netherlands

NAME:                               N.J. BRUIJEL
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee responsible for Corporate
                                    Human Resources Management
Citizenship:                        The Netherlands

NAME:                               A.B. BOK
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee; Chairman of the Business
                                    Electronics Division
Citizenship:                        The Netherlands

NAME:                               J.P. OOSTERVELD
Business Address:                   Koninklijke Philips Electronics N.V.
                                    Rembrandt Tower
                                    Amstelplein 1
                                    1096 HA Amsterdam, The Netherlands
Principal Occupation:               Member of the Group Management
                                    Committee; Senior Director of
                                    Corporate Strategy
Citizenship:                        The Netherlands


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